Exhibit 99.1

catalyst paper corporation

third QUARTER INTERIM REPORT

FOR THE THREE and nine MONTHS ENDED

september 30, 2015

PRESIDENT’S MESSAGE

In the first half of 2015, we invested heavily in assets, systems, products and people to strengthen our North American operating platform. We made significant capital and maintenance investments, continued to drive product mix improvements and recruited top talent to increase our sales and marketing presence. Our strong third quarter results demonstrate that we are effectively leveraging the substantial investments we made in the first two quarters of this year, and have positioned the company to deliver positive, sustainable earnings levels.

FINANCIAL RESULTS

In the third quarter, adjusted earnings before tax, depreciation and amortization (EBITDA) was $38.8 million and adjusted EBITDA before specific items was $39.4 million, compared to adjusted EBITDA of negative $19.2 million and adjusted EBITDA before specific items of $9.7 million in the second quarter of 2015.

We recorded a net loss of $12.9 million, primarily due to a foreign exchange loss on the translation of U.S. denominated debt, and net earnings before specific items of $6.6 million in Q3. This compares to a net loss of $32.4 million, and a net loss before specific items of $13.8 million in the second quarter.

Free cash flow was $23.4 million and liquidity was $86.2 million in Q3.

PERFORMANCE & PROGRESS

Our U.S. operations had the largest step change in performance improvement. Results were achieved through a combination of product mix changes, cost control and productivity improvements. The indefinite curtailment of paper machine No. 12 at the Rumford mill permitted the optimization of manufacturing capabilities, while effectively balancing production with customer demand.

Our Canadian operations continued to demonstrate improved performance resulting from our specific focus on productivity and cost control. The Powell River mill, which launched a formal revitalization initiative at the end of 2014, led the Canadian operations in performance improvements by implementing staff, system and process changes that have resulted in substantive cost savings. Learnings are being shared across the company as all mills implement formal revitalization initiatives based on the successful Powell River template.

Our third quarter results benefited from lower than average planned maintenance and capital spending of $2.9 million.

In October, Catalyst commissioned its new turbine generator project at Powell River following months of planning, construction and testing. The project identified as G13 refers to the installation of a turbine that uses medium pressure steam to generate electricity. With the completion of G13, Catalyst will reduce its annual energy costs by approximately $4.7 million, thereby offsetting and mitigating the pressure of escalating electricity rates in British Columbia.

Another major milestone will be realized this quarter when our systems separation from Verso is finalized. Business and Information Technology resources have been focused on completing the separation to establish stand-alone systems that will support our U.S. customer service and order management functions.

A key differentiating feature of our company is our focus on involving employees in our business by encouraging them to identify ideas that generate revenue or deliver savings. We call this our Opportunities for Improvement or OFI Program, a unique Catalyst initiative that is now fully implemented at our Canadian and U.S. operations. At the end of Q3, we have realized significant net benefits, demonstrating that our employees’ ideas, actions and efforts do make a critical difference to our bottom line.

MARKET CONDITIONS

During the third quarter, we increased sales and shipments despite challenging market conditions across all paper segments. We successfully implemented a number of product mix improvements including the launch of an expanded Oxford C1S product offering and new coated freesheet web products. We also strengthened our sales capacity by recruiting additional experienced talent primarily focused on promoting our coated freesheet products in the commercial print sector.

CATALYST PAPER 2015 THIRD QUARTER REPORT | PRESIDENT’S MESSAGE	1

Several new non-printing and writing grades were commercialized in the third quarter. We also have a number of additional new products in development.

COUNTERVAILING DUTY: NEXT STEPS

As we reported on October 14, 2015, the U.S. Department of Commerce imposed an “all others” countervailing duty of 18.85% on supercalendered paper produced by our company in Canada and exported into the U.S. Based on our current sales mix, the duty will be imposed on approximately 4% of our total sales. This rate is based on the weighted average of the final rates assigned by the Department of Commerce to each of Port Hawkesbury and Resolute Forest Products. We are disappointed with this decision and once the Department of Commerce issues its Final Order in December 2015, we intend to request an expedited review pursuant to which our company would be examined individually.

OUTLOOK

We believe our fourth quarter performance will contribute positively to second half 2015 EBITDA. We anticipate, however, that results will be negatively impacted by greater maintenance spending and the associated production downtime, and the imposition of countervailing duties on exports to the U.S. of supercalendered paper. These challenges will be partially offset by a continued focus on product mix optimization, productivity and cost control, as well as increasing energy self-sufficiency at the Rumford and Powell River mills.

Joe Nemeth

President & Chief Executive Officer

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CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (MD&A) of Catalyst Paper Corporation (the company, we, us, and our) should be read in conjunction with our unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2015 and September 30, 2014 and our audited annual consolidated financial statements for the year ended December 31, 2014 and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.). Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, adjusted EBITDA, adjusted EBITDA before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow. We believe that these non-GAAP measures are useful in evaluating our performance. These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 6, Non-GAAP measures.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonne. Use of these symbols is in accordance with industry practice.

The information in this report is as of November 3, 2015 which is the date of filing in conjunction with our press release announcing our results for the third quarter of 2015. Disclosure contained in this document is current to November 3, 2015 unless otherwise stated.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian and United States securities laws (forward-looking statements), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

•	Are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;

•	Can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases;

•	Reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:

–	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
–	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
–	Our ability to successfully obtain cost savings from our cost reduction initiatives;
–	Our ability to implement business strategies and pursue opportunities;
–	Expected cost of goods sold;
–	Expected component supply costs and constraints;
–	Expected foreign exchange and tax rates.

•	While considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in the MD&A. Certain of these risks are:

–	The impact of general economic conditions in the countries in which we do business;
–	Conditions in the capital markets and our ability to obtain financing and refinance existing debt;
–	Market conditions and demand for our products (including declines in advertising and circulation);
–	The implementation of trade restrictions in jurisdictions where our products are marketed;
–	Fluctuations in foreign exchange or interest rates;
–	Raw material prices (including wood fibre, chemicals and energy);
–	The effect of, or change in, environmental and other governmental regulations;
–	Uncertainty relating to labour relations;
–	The availability of qualified personnel;
–	Legal proceedings;
–	The effects of competition from domestic and foreign producers;
–	The risk of natural disaster and other factors many of which are beyond our control.

As a result, no assurance can be given that any of the events or results anticipated by such forward-looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition. Readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS	5

1.	OVERVIEW AND HIGHLIGHTS

BUSINESS OVERVIEW

We are the largest producer of mechanical printing papers in western North America. Our business is comprised of four business segments: coated paper, uncoated paper, newsprint, and pulp. Coated paper includes coated freesheet, coated groundwood, and one-sided specialty coated. Uncoated paper includes uncoated mechanical and directory paper. We are the only producer of coated groundwood paper and soft calender (SC) paper in western North America. We operate three paper mills in British Columbia (B.C.) in Crofton, Port Alberni, and Powell River and two paper mills in the U.S. in Rumford, Maine and Biron, Wisconsin.

Our Crofton and Rumford mills each include two-line kraft pulp operations. Our Crofton mill produces kraft pulp primarily to market and sell into the Asian market, while our Rumford mill produces kraft pulp primarily as furnish used to manufacture the mill’s coated paper products.

More information about our business segments, product profile and our geographic sales distribution is provided on pages 7 to 8 of our 2014 Annual Report. Our production capacity by mill and product line is summarized in the following chart:

2015 Capacity by Mill Location and Product Line1

		Specialty Printing Papers [1]					Newsprint [1]	Market Pulp	Total
Mill Location	Number Of Paper Machines	Uncoated Mechanical	Coated Specialties	Coated Freesheet	Coated Groundwood	Directory	Newsprint	Pulp
Crofton, B.C. [4]	2	–			–	–	350,000	365,000 [2]	715,000
Port Alberni, B.C.	2	–			224,000	116,000	–	–	340,000
Powell River, B.C. [5]	2	348,000			–	–	–	–	348,000
Rumford, ME [6]	3		23,000	119,000	327,000			60,000 [3]	529,000
Biron, WI [6]	2				318,000				318,000
Total capacity (tonnes)	11	348,000	23,000	119,000	869,000	116,000	350,000	425,000	2,250,000
% of total capacity		15%	1%	5%	39%	5%	16%	19%	100%
1	Capacities expressed in the above tables can vary as we are able to switch production between products, particularly coated groundwood, coated freesheet, coated specialties and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 395,000 tonnes, of which 365,000 tonnes are designated as market pulp with the remaining 30,000 tonnes being consumed internally.
3	Total pulp capacity at Rumford is 380,000 tonnes, of which 60,000 tonnes are designated as market pulp with the remaining 320,000 tonnes being consumed internally.
4	No. 1 paper machine at Crofton remains indefinitely curtailed.
5	No. 9 paper machine at Powell River was indefinitely curtailed on December 15, 2014.
6.	Estimated production capacity for 2015 includes the capacity of the paper and pulp mill in Rumford, Maine and the paper mill in Biron, Wisconsin that were acquired on January 7, 2015. Capacity of the U.S. paper mills is based on 365 days of production.

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THIRD QUARTER OVERVIEW

Business Overview

We achieved strong operating results for the third quarter reflecting good productivity and cost control across our operations, reduced maintenance costs, strong seasonal sales and the favourable impact of a weaker Canadian dollar. Maintenance spending was low as there were no major maintenance outages in the quarter.

We continued our focus on optimizing the productivity, cost structure and product mix of the acquired U.S. paper mills and on achieving a timely stand-up and separation of information systems and infrastructure from Verso Corporation.

We indefinitely curtailed the No. 12 paper machine at Rumford in the quarter due to a lack of orders and declining demand.

Financial Performance

We recorded a net loss of $12.9 million and net earnings before specific items of $6.6 million in Q3. This compared to a net loss of $32.4 million and a net loss before specific items of $13.8 million, respectively, in Q2. Significant specific items in Q3 included an adjustment to the bargain purchase gain recognized on the acquisition of the U.S. paper mills, professional fees related to a countervailing action filed against the company and a foreign exchange loss on the translation of U.S. dollar denominated debt. Significant specific items in the prior quarter included market curtailment at our Port Alberni, Powell River and Rumford mills, the cost and production impact of an unplanned oxygen plant outage at our Crofton mill, a recovery boiler upgrade at our Rumford mill, an adjustment to the bargain purchase gain recognized on the acquisition of the U.S. paper mills, professional fees related to a countervailing action filed against the company and a foreign exchange gain on the translation of U.S. dollar denominated debt.

Adjusted EBITDA was $38.8 million and adjusted EBITDA before specific items was $39.4 million in Q3 compared to adjusted EBITDA of negative $19.2 million and adjusted EBITDA before specific items of $9.7 million in Q2. Refer to section 6, Non-GAAP measures, for additional information on specific items in the reported financial results.

SELECTED FINANCIAL INFORMATION

	2015				2014
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$1,480.3	$542.6	$458.4	$479.3	$1,109.3	$279.9	$272.0	$283.5	$273.9
Operating earnings (loss)	(10.5)	23.8	(34.0)	(0.3)	(13.5)	(21.2)	(3.2)	(3.9)	14.8
Depreciation and amortization	44.1	15.0	14.8	14.3	44.6	11.5	11.2	11.0	10.9
Adjusted EBITDA [1]	33.6	38.8	(19.2)	14.0	47.6	6.8	8.0	7.1	25.7
– before specific items	65.1	39.4	9.7	16.0	48.1	7.3	8.0	7.1	25.7
Net earnings (loss)	(23.1)	(12.9)	(32.4)	22.2	(72.3)	(39.7)	(22.5)	(6.3)	(3.8)
– before specific items [1]	(19.8)	6.6	(13.8)	(12.6)	(28.3)	(10.4)	(10.8)	(13.6)	6.5
Adjusted EBITDA margin [1]	2.3%	7.2%	(4.2)%	2.9%	4.3%	2.4%	2.9%	2.5%	9.4%
– before specific items	4.4%	7.3%	2.1%	3.3%	4.3%	2.6%	2.9%	2.5%	9.4%
Net earnings (loss) per share (in dollars)
– basic and diluted	$(1.59)	$(0.89)	$(2.23)	$1.53	$(4.99)	$(2.75)	$(1.55)	$(0.43)	$(0.26)
– before specific items [1]	(1.36)	0.46	(0.95)	(0.87)	(1.95)	(0.72)	(0.74)	(0.94)	0.45

(In thousands of tonnes)
Sales	1,592.4	570.8	511.1	510.5	1,389.3	348.9	348.2	356.5	335.7
Production	1,591.2	558.2	494.8	538.2	1,403.5	345.3	355.7	349.7	352.8

1	Refer to section 6, Non-GAAP measures.

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Market Overview

North American Paper Demand and NBSK Pulp Shipments
(in thousands of metric tonnes)
Source: PPPC

3500
2625
1750
875
0

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	2012				2013				2014				2015		
COATED FREESHEET	1056	1015	1118	1082	1036	1037	1081	1013	1017	1003	1051	1004	993	952	1004
COATED GROUNDWOOD	865	870	935	940	825	833	891	830	773	762	824	855	747	687	767
UNCOATED MECHANICAL*	834	873	862	904	833	887	968	975	828	927	890	902	772	772	815
LIGHTWEIGHT UNCOATED	111	105	110	94	94	89	98	81	75	71	81	65	57	47	58
NEWSPRINT	1,230	1,216	1,259	1,236	1,105	1,108	1,119	1,138	1,030	1,037	1,008	995	905	921	877
NBSK PULP	3,340	3,058	3,242	3,125	3,310	3,162	3,286	3,306	3,204	3,170	3,169	3,155	3,128	3,273	3,248

*	Uncoated mechanical is comprised of high-gloss and standard grades.

Market conditions continued to be challenging across all of our paper businesses.  North American shipment volumes for printing and writing papers receded over 6% while newsprint dropped 13% from Q3 2014 to Q3 2015.  While our volumes also declined over the same timeframe, we outperformed the markets by approximately three percentage points.   North American paper inventories grew compared to Q2 2015 for all paper grades except newsprint and average benchmark prices declined for all paper grades except for directory that remained flat compared to the prior quarter.

NBSK pulp shipments increased by 2.5% from Q3 2014. The average NBSK benchmark pulp price for China decreased 5.5% to US$638 per tonne compared to the prior quarter. Pulp pricing was pressured due to the slowing Chinese economy and substitution options from other pulp grades.

Energy Cost Mitigation

In October, a high pressure steam turbine and generator (G13) were taken into active use at our Powell River mill. G13 was the first project completed by Catalyst Paper under the BC Hydro Power Smart Program. The project was completed on time and on budget, and will reduce annual energy cost by approximately $4.7 million.

On November 1, 2015, BC Hydro launched a load curtailment pilot initiative for its industrial customers to reduce peak power needs across BC. The total load curtailment credit available to Catalyst Paper from November 1, 2015 to April 30, 2016 is $3.8 million. The net benefit that we will realize under the pilot program will be reduced by any incremental cost we may incur managing our power consumption during this period.

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Imposition of countervailing duties

On October 13, 2015, the U.S. Department of Commerce (DOC) issued its Final Determination to impose countervailing duties on Canadian imports of supercalendered paper (SC paper), assigning a final “all-others” rate of 18.85% based on a weighted average of the final rates assigned to Port Hawkesbury Paper and Resolute Forest Products, the two companies for whom individual investigations were conducted. Based on our current sales mix, the duty will be imposed on approximately 4% of our total sales. Following the DOC’s Final Determination, the U.S. International Trade Commission (ITC) will consider whether imports of SC paper from Canada have injured the U.S. industry. If the ITC reaches an affirmative determination, the DOC is expected to issue its Final Order on the case in early December 2015, after which time Catalyst intends to request an expedited review of its case by the DOC.

On July 28, 2015, the DOC issued its Preliminary Determination to impose countervailing duties on Canadian imports of SC paper from Catalyst Paper and three other Canadian SC paper producers. Catalyst was assigned an “all-others” countervailing duty rate of 11.19%, the simple average of the preliminary rates assigned to Port Hawkesbury Paper and Resolute Forest Products. Since August 4, 2015, Catalyst has deposited to the U.S. treasury approximately $1.3 million, representing sales of 17,000 tonnes of SC paper to U.S. customers.

Sale of Powell River Land

On September 18, 2015, we sold approximately 250 hectares of surplus land in Powell River, British Columbia, for $4.5 million. The forested land is adjacent to the Powell River mill site. While the land was previously harvested by predecessor companies, it has never been the site of manufacturing activity. Catalyst had no plans to use this parcel of land.

Launch of Oxford C1S and Expanded Coated Paper Line-Up

On September 14, 2015, we launched an expanded Oxford C1S line-up of products for multiple market segments, including Cut and Stack Labels, Commercial C1S & Lamination and Pressure Sensitive applications.

Indefinite Curtailment of Rumford No. 12 Paper Machine

On September 1, 2015, we indefinitely curtailed Paper Machine No.12 at Rumford after temporarily curtailing the machine on May 20, 2015 due to a lack of orders and a declining market for the coated paper manufactured on No. 12.  The curtailment resulted in the elimination of 51 positions. We do not anticipate that the outlook for product manufactured on No. 12 will change in the foreseeable future. The indefinite curtailment resulted in reduced coated paper production of approximately 80,000 tonnes based on the prior year’s production on the No. 12 machine.

Purchase of Mills in Maine and Wisconsin

On January 7, 2015, we completed the acquisition of the Biron paper mill located in Wisconsin, U.S. and the Rumford paper and pulp mill located in Maine, U.S. from NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company. The cash payment made on closing was US$62.4 million, after giving effect to an adjustment under the purchase agreement based on estimated working capital at closing. The final purchase price is subject to certain additional post-closing adjustments.

The acquisition was financed through advances under our ABL Credit Facility. The company entered into an amendment to its ABL Credit Facility to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also issued PIK Toggle Senior Secured Notes due 2017 (Offered Notes) with a principal amount of US$25.0 million. The Offered Notes are on substantially the same terms and form part of the same series as Catalyst’s existing PIK Toggle Senior Secured Notes due 2017 (2017 Notes). The Offered Notes were issued at a 20% discount to face value with Catalyst receiving gross proceeds under the Offering of US$20.0 million. Acquisition costs of $4.5 million were incurred of which $1.4 million was incurred in Q1 2015.

Subsequent adjustments were made to the bargain purchase gain recognized on the date of the acquisition related to pension liabilities, long-term environmental remedial obligations, workers compensation and accrued payroll liabilities based on additional evidence supporting the fair value of these liabilities as of the acquisition date of January 7, 2015. The adjustments resulted in an increase to the bargain purchase gain recognized on the date of acquisition.

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STRATEGY UPDATE

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base. Additional information related to our corporate strategy, including key performance drivers and indicators, can be found on pages 15 to 20 of our 2014 Annual Report.

2015 Key Objectives

The following is an update on our third quarter progress towards our 2015 key objectives:

Social:

•	Safety: reduce medical incident rate and lost-time injury frequency by 20% compared to the prior year
–	LTI frequency of 1.35 for the nine months ended September 30, 2015 was 19% higher than the prior year average of 1.13.
–	MIR of 2.69 for the nine months ended September 30, 2015 was 7% higher than the prior year average of 2.51.

•	Improve employee alignment and performance through effective performance review and compensation practices, and by delivering new recruitment, on-boarding, training and development programs
–	Completed the design of the company’s new performance management approach, as well as the configuration of the supporting system.
–	Introduced a best practice change management and communications program to support the effective implementation of revitalization programs at both U.S. mills.
–	Completed a comprehensive review of operations training to assess opportunities for improving the efficiency and effectiveness of design, development and delivery. Also completed a supervisory training needs assessment at the Crofton mill to serve as the basis for establishing a corporate approach to supervisory training, aligned to the company’s Operating Philosophy and the leadership competencies articulated through the development of performance management.

Financial:

•	Deliver positive free cash flow results for our Canadian operations and newly acquired U.S. mills in 2015
–	Adjusted EBITDA was $38.8 million, free cash flow was $23.4 million and liquidity increased slightly to $86.2 million compared to the prior quarter due to significantly higher adjusted EBITDA and free cash flow, offset by an increase in net working capital due to strong seasonal sales in the quarter
–	Capital expenditures in the current quarter of $2.9 million were invested primarily in profit adding investments and maintenance of business.

•	Realize benefits of $20 million by continuing to drive the OFI program at our Canadian operations, and realize additional benefits of $10 million at our U.S. mills by capturing identified synergies and other operational improvements
–	We have realized through our OFI program net benefits of approximately $23 million for the nine months ended September 30, 2015.
–	We continue to optimize the acquired U.S. paper mills by driving initiatives in productivity, product mix, basis weight, and cost reduction.

•	Successfully integrate the Biron and Rumford mills into our organization by completing the transition and separation of services, systems and infrastructure within twelve months, and ensuring that costs related to transition and separation do not exceed US$12.0 million for the year
–	We continue to work closely with Verso Corporation on a timely stand-up and separation of information systems and infrastructure.
–	We are proactively selecting benefit providers and consultants, adding technical and managerial resources and providing training to ensure timely transition and separation.

•	Powell River revitalization: implement changes that more than offset the lost contribution resulting from the indefinite curtailment of Powell River No. 9 paper machine to ensure the future viability and profitability of the mill’s operations
–	We continue to see the benefits of revitalization being realized at our Powell River mill with labour, maintenance and other fixed mill costs tracking significantly lower than the prior year.
–	We are ahead of schedule in reducing staff headcount and other streamlining initiatives related to the indefinite curtailment of the Powell River No. 9 paper machine in the fourth quarter of 2014.

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•	Mitigate the impact of energy cost rate increases by advancing capital projects under the BC Hydro Power Smart Program, managing the load curtailment program, and by pursuing further cost mitigation initiatives
–	Construction successfully completed, on time and on budget, on the G13 project at our Powell River mill under BC Hydro’s Power Smart Program; will reduce annual energy cost by approximately $4.7 million.
–	We continue to evaluate the feasibility and relative benefits of other energy projects that will qualify for funding under the Power Smart Program.

Commercial:

•	Optimize product offering by harmonizing brands and grades across the five mills and capturing synergies related to freight and customer mix optimization
–	We introduced a 100 pound coated freesheet web product in the quarter as a cover stock application allowing printers another viable alternative; first run was sold out in a week.
–	We re-launched an expanded Oxford C1S line up with several new basis weights and brightness’s offering best in class quality and performance.
–	The 3rd North American distribution centre referenced in the prior quarter is scheduled to be operational on December the 1st and will offer improved logistics for customers, better product availability and lower costs for the company.
–	We hired three additional sales personnel to aggressively promote our CFS product in the commercial print sector; 97% of the USA commercial market will be covered with the expanded sales force.

•	Achieve product mix improvements for our U.S. mills by increasing Biron’s market share of ultra-lightweight coated paper and increasing Rumford’s market share of coated freesheet and specialty one-sided paper
–	We established dedicated operational, sales and marketing teams in the quarter to actively promote and track reduced basis weights at our Biron mill.
–	Several new, non-printing-and-writing grades were commercialized in the quarter as our marketing and New Product development teams are hitting full stride.
–	New ‘Sector Teams’ were also launched in the quarter to continue to drive our new product offerings, particularly in the non-printing-and-writing area. These teams use existing company resources to tap into expertise as required.

Environmental:

•	Work with community stakeholders to identify and implement strategic initiatives that mutually benefit our mills and the communities they operate in
–	Continue to work with all stakeholders in the communities in which we operate to develop mutually beneficial relationships and initiatives.

•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors
–	Detailed mill-level environmental performance data are available via GreenBlue’s Environmental Paper Assessment Tool (EPAT), various Carbon disclosure project surveys for 2014, and WWF’s Environmental Paper Company Index.

CONSOLIDATED RESULTS OF OPERATIONS

Sales

Q3 2015 vs. Q2 2015

Sales revenues increased by 18.4% reflecting the favourable impact of a weaker Canadian dollar, higher average transaction prices for coated paper and increased sales volumes for coated paper and newsprint, partly offset by lower average transaction prices for newsprint, uncoated paper and pulp and lower sales volumes for uncoated paper and pulp . Prior quarter sales volumes for coated paper were significantly lower due to market curtailment at the Rumford and Port Alberni mills.

Q3 2015 vs. Q3 2014

Sales revenues increased by 99.5% due to the addition of approximately 200,000 tonnes of coated paper sales and approximately 35,000 tonnes of pulp sales in the quarter from the acquisition of the U.S. paper mills, the positive impact of a weaker Canadian dollar, and a significant change to our product mix reflecting the addition of higher priced specialty grades manufactured at the Rumford and Biron mills.

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2015 YTD vs. 2014 YTD

Sales revenues increased by 78.5% due to additional coated paper and pulp sales, the positive impact of a weaker Canadian dollar and the change to our product mix resulting from the addition of higher priced specialty grades.

Adjusted EBITDA

The following table provides variances between periods for adjusted EBITDA:

(In millions of Canadian dollars)	Q2 2015	Q3 2014	2014 YTD
Adjusted EBITDA in comparative period [1]	$(19.2)	$8.0	$40.8
Paper prices	2.4	7.4	20.2
Pulp prices	(3.5)	(9.0)	(24.4)
Impact of Canadian dollar	15.9	41.0	86.2
Volume and mix	15.5	49.8	137.8
Distribution costs	3.0	8.1	21.3
Furnish mix and costs	5.2	(29.7)	(102.0)
Chemical costs	(0.4)	6.6	17.9
Operating supplies	1.4	(0.4)	(5.4)
Power and fuel costs	3.4	7.6	14.8
Labour costs	1.1	(29.5)	(90.2)
Maintenance costs	18.7	(2.3)	(46.0)
Property taxes, licenses and insurance	0.1	(1.8)	(5.5)
Selling, general and administrative	(1.1)	(6.0)	(15.1)
Lower of cost or market impact on inventory, net of inventory change	5.0	2.1	1.6
Restructuring costs	0.4	(0.3)	(1.6)
Inventory valuation	(11.3)	(12.1)	(9.8)
Other, net	2.2	(0.7)	(7.0)
Adjusted EBITDA in Q3 and YTD 2015 [1]	$38.8	$38.8	$33.6
1	Refer to section 6, Non-GAAP measures.

Operating Earnings (Loss)

Q3 2015 vs. Q2 2015

Operating earnings increased by $57.8 million due to higher adjusted EBITDA of $58.0 million, partially offset higher depreciation and amortization expense of $0.2 million.

Q3 2015 vs. Q3 2014

Operating earnings increased by $27.0 million due to higher adjusted EBITDA of $30.8 million, partially offset by higher depreciation and amortization expense of $3.8 million due to the addition of the U.S. paper mills.

2015 YTD vs. 2014 YTD

Operating earnings decreased by $18.2 million due to lower adjusted EBITDA of $7.2 million and higher depreciation and amortization expense of $11.0 million.

Net Earnings (Loss) Attributable to the Company

Q3 2015 vs. Q2 2015

Net earnings attributable to the company increased by $19.5 million primarily due to higher after-tax operating earnings of $57.8 million, partially offset by higher after-tax interest expense of $2.6 million, an after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $24.0 million compared to an after-tax gain of $5.5 million in the prior quarter and an after-tax loss on foreign currency options and forward contracts of $5.0 million compared to an after-tax gain of $1.8 million in the prior quarter.

Q3 2015 vs. Q3 2014

Net earnings attributable to the company increased by $9.6 million primarily due to higher after-tax operating earnings of $27.0 million and a deferred tax recovery of $2.0 million, partially offset by higher after-tax interest expense of $5.0 million, an increased after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $11.4 million and an increased after-tax loss on foreign currency options and forward contracts of $3.4 million.

12	CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS

2015 YTD vs. 2014 YTD

Net earnings attributable to the company increased by $9.5 million primarily due to an after-tax bargain purchase gain of $43.9 million on the acquisition of the U.S. paper mills, an income tax recovery related to the reduction of a valuation allowance and recognition of deferred tax benefits of $29.0 and an increased after-tax foreign exchange gain on the translation of U.S. dollar denominated working capital of $5.6 million, partly offset by lower after-tax operating earnings of $18.2 million, higher after-tax interest expense of $10.8 million, an increased after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $31.2 million and an increased after-tax loss on foreign currency options and forward contracts of $10.3 million.

2.	SEGMENTED RESULTS

As of January 1, 2015, we changed our operating segments to reflect our new reporting structure and expanded product range and production capacity resulting from the acquisition of the Biron and Rumford mills on January 7, 2015. Our operating segments, formerly categorized as specialty printing papers, newsprint and pulp, have been expanded to four categories: coated paper, uncoated paper, newsprint, and pulp. We have restated comparative segmented results accordingly.

Coated paper includes coated groundwood, coated freesheet, and coated one-sided specialty paper. We produce coated paper at our Port Alberni, Biron and Rumford mills. Uncoated paper includes uncoated mechanical and directory (lightweight uncoated) paper. We produce uncoated paper primarily at our Powell River and Port Alberni mills, and continue to produce newsprint paper primarily at our Crofton mill.

The pulp segment continues to consist of NBSK pulp that we produce at our Crofton mill. The kraft pulp that we produce at our Rumford mill is used primarily in the production of specialty paper at Rumford, while our Canadian pulp is produced primarily to be marketed and sold into Asia. The revenue and cost related to market pulp produced at Rumford will therefore not be reported under the pulp operating segment, and will be treated as a corporate adjustment outside of our segmented results.

COATED PAPER

	Three months ended September 30,			Nine months ended September 30,
(In millions of Canadian dollars, except where otherwise stated)	2015	2014	Change	2015	2014	Change
Sales	$287.9	$45.2	$242.7	$760.6	$134.8	$625.8
Operating earnings (loss)	9.1	(1.8)	10.9	(27.0)	(5.0)	(22.0)
Depreciation and amortization	6.0	1.7	4.3	17.3	4.9	12.4
Adjusted EBITDA [1]	15.1	(0.2)	15.3	(9.7)	(0.2)	(9.5)
– before specific items [1]	15.1	(0.2)	15.3	11.3	(0.2)	11.5
Adjusted EBITDA margin [1]	5.2%	(0.4)%	5.6%	(1.3)%	(0.1)%	(1.2)%
– before specific items [1]	5.2%	(0.4)%	5.6%	1.5%	(0.1)%	1.6%

(In thousands of tonnes)
Sales	253.6	49.2	204.4	696.4	144.6	551.8
Production	205.1	49.7	155.4	702.8	145.8	557.0
1	Refer to section 6, Non-GAAP measures.

CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS	13

Segment Overview

North American demand for coated groundwood decreased by 6.9% and for coated freesheet decreased by 4.5% from the third quarter of 2014 due to reduced advertising pages in magazines and a decrease in catalogues being mailed out. North American inventories of coated paper grew in the quarter, and the average benchmark prices for coated no. 5 paper decreased by 3.3% to US$793 per short ton, and decreased for coated no. 3 paper by 2.5% to US$887 per short ton compared to the previous quarter.

Operational Performance

The following chart summarizes the operating performance of our specialty printing papers segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

14	CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 2015 vs. Q3 2014

•	Sales volume increased by 204,400 tonnes reflecting the addition of approximately 202,600 tonnes of sales of coated groundwood, coated freesheet and coated one-sided specialty paper with the acquisition of the U.S. paper mills.

•	Average sales revenue increased $217 per tonne due to the positive impact of a weaker Canadian dollar and the addition of higher-priced coated freesheet paper.

•	Average delivered cash costs increased by $154 per tonne reflecting significantly higher fibre cost in the regions where the US mills operate, higher utilization of kraft, coating and chemicals to manufacture coated freesheet and coated one-sided specialty paper, the impact of year-over-year electric power rate increases on our Canadian operations, the cost impact of a weaker Canadian dollar on freight, coating and chemical costs, and higher labour cost.

2015 YTD vs. 2014 YTD

•	Sales volume increased by 551,800 tonnes reflecting the addition of approximately 545,000 tonnes of sales of coated groundwood, coated freesheet and coated one-sided specialty paper with the acquisition of the U.S. paper mills, partially offset by market curtailment at Port Alberni in the second quarter.

•	Average sales revenue increased $161 per tonne due to the positive impact of a weaker Canadian dollar and the addition of higher-priced coated freesheet paper.

•	Average delivered cash costs increased by $173 per tonne reflecting higher fibre cost in the regions where the US mills operate, the cost of the Rumford recovery boiler upgrade in the second quarter, lost production related to market curtailment at the Rumford and Port Alberni mills in the second quarter, higher cost to manufacture coated freesheet and coated one-sided specialty paper, higher electric power rates for our Canadian operations, the cost impact of a weaker Canadian dollar on freight, coating and chemical costs, and higher labour cost.

uNCOATED PAPER

	Three months ended September 30,			Nine months ended September 30,
(In millions of Canadian dollars, except where otherwise stated)	2015	2014	Change	2015	2014	Change
Sales	$95.2	$100.3	$(5.1)	$285.0	$322.4	$(37.4)
Operating earnings (loss)	–	(14.4)	14.4	(8.0)	(22.1)	14.1
Depreciation and amortization	6.2	7.1	(0.9)	18.7	21.5	(2.8)
Adjusted EBITDA [1]	6.3	(7.2)	13.5	10.8	(0.5)	11.3
– before specific items [1]	6.9	(7.2)	14.1	16.9	(0.5)	17.4
Adjusted EBITDA margin [1]	6.6%	(7.2)%	13.8%	3.7%	(0.2)%	3.9%
– before specific items [1]	7.2%	(7.2)%	14.4%	5.9%	(0.2)%	6.1%

(In thousands of tonnes)
Sales	104.9	121.9	(17.0)	316.3	387.3	(71.0)
Production	104.2	119.3	(15.1)	308.6	393.6	(85.0)
1	Refer to section 6, Non-GAAP measures.

CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS	15

Segment Overview

North American demand for uncoated mechanical paper decreased by 8.4% compared to the third quarter of 2014 reflecting reduced advertising and page count in the retail sector. The average benchmark prices for soft-calendered A grade (SC-A) decreased by 2.5% to US$765 per short ton compared to the previous quarter. North American directory demand fell 28.4% in Q3 compared to the prior year due to ongoing pressure to reduce or eliminate white pages, smaller books, lower circulation, and the continued migration from printed books to the Internet. The average Q3 directory benchmark price remained flat at US$730 per short ton compared to the previous quarter due to contract pricing and operating rates remaining strong despite declining demand due to continued capacity reduction in the directory marketplace.

Operational Performance

The following chart summarizes the operating performance of our uncoated paper segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

16	CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 2015 vs. Q3 2014

•	Sales volume decreased by 17,000 tonnes due to the indefinite curtailment of Powell River No. 9 paper machine in the fourth quarter of 2014.

•	Average sales revenue increased $85 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices.

•	Average delivered cash costs decreased by $34 per tonne due to lower maintenance and labour costs reflecting the curtailment of the Powell River No. 9 paper machine and revitalization initiatives, partly offset by higher electric power rates and the cost impact of a weaker Canadian dollar on freight, coating and chemical costs.

2015 YTD vs. 2014 YTD

•	Sales volume decreased by 71,000 tonnes due to the indefinite curtailment of Powell River No. 9 paper machine in the fourth quarter of 2014 and lost tonnes due to market curtailment at the Port Alberni mill and Powell River mills in the second quarter.

•	Average sales revenue increased $68 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices.

•	Average delivered cash costs increased by $33 per tonne due to increased cost of fibre, electric power and steam fuel, lost production related to the Q2 market curtailment, and the cost impact of a weaker Canadian dollar on freight, furnish and chemical costs, partly offset by fixed cost savings from the curtailment of the Powell River No. 9 paper machine and revitalization initiatives.

Newsprint

	Three months ended September 30,			Nine months ended September 30,
(In millions of Canadian dollars, except where otherwise stated)	2015	2014	Change	2015	2014	Change
Sales	$63.0	$55.6	$7.4	$179.9	$173.4	$6.5
Operating earnings (loss)	(2.3)	0.1	(2.4)	(8.3)	4.9	(13.2)
Depreciation and amortization	1.9	1.8	0.1	5.3	4.9	0.4
Adjusted EBITDA [1]	(0.4)	1.9	(2.3)	(3.0)	9.8	(12.8)
– before specific items [1]	(0.4)	1.9	(2.3)	(1.7)	9.8	(11.5)
Adjusted EBITDA margin [1]	(0.6)%	3.4%	(4.0)%	(1.7)%	5.7%	(7.4)%
– before specific items [1]	(0.6)%	3.4%	(4.0)%	(0.9)%	5.7%	(6.6)%

(In thousands of tonnes)
Sales	92.6	82.1	10.5	264.0	252.9	11.1
Production	92.4	89.8	2.6	258.1	262.0	(3.9)
1	Refer to section 6, Non-GAAP measures.

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Segment Overview

Total North American demand for newsprint was down 13.0% in Q3 year-over-year in part due to lower newspaper print advertising and declining circulation. Inventory levels were lower than the previous quarter. The average Q3 North American newsprint benchmark price declined by 6.6% to US$498 per tonne compared to Q2 2015.

Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

*	Although C1 remains indefinitely curtailed, it is not included in our 2015 capacity table.
**	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

18	CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 2015 vs. Q3 2014

•	Sales volume increased by 10,500 tonnes partly reflecting higher production.

•	Average sales revenue increased by $3 per tonne due to the positive impact of a weaker Canadian dollar, offset by weaker average transaction prices.

•	Average delivered cash costs increased $30 per tonne due primarily to increased distribution, chemicals, fibre, fillers and electric power costs, partially offset by lower maintenance and labour costs.

2015 YTD vs. 2014 YTD

•	Sales volume increased by 11,100 tonnes compared to the prior year.

•	Average sales revenue decreased by $4 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased $46 per tonne due primarily to incremental cost and lost production related to the Crofton oxygen plant outage in the second quarter and increased cost of distribution, chemicals, fibre, fillers and electric power.

Pulp

	Three months ended September 30,			Nine months ended September 30,
(In millions of Canadian dollars, except where otherwise stated)	2015	2014	Change	2015	2014	Change
Sales	$70.7	$70.9	$(0.2)	$208.9	$198.8	$10.1
Operating earnings (loss)	17.9	12.9	5.0	36.3	29.9	6.4
Depreciation and amortization	0.7	0.6	0.1	2.1	1.8	0.3
Adjusted EBITDA [1]	18.6	13.5	5.1	38.4	31.7	6.7
– before specific items [1]	18.6	13.5	5.1	41.5	31.7	9.8
Adjusted EBITDA margin [1]	26.3%	19.0%	7.3%	18.4%	15.9%	2.5%
– before specific items [1]	26.3%	19.0%	7.3%	19.9%	15.9%	4.0%

(In thousands of tonnes)
Sales	85.1	95.0	(9.9)	256.0	255.6	0.4
Production	94.6	96.9	(2.3)	262.2	256.8	5.4
1	Refer to section 6, Non-GAAP measures.

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Segment Overview

Global NBSK demand increased 2.5% compared to the third quarter in 2014. The average NBSK benchmark pulp price for China decreased 5.5% to US$638 per tonne compared to the prior quarter.

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

20	CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 2015 vs. Q3 2014

•	Sales volume decreased 9,900 compared to the same quarter last year reflecting a delayed shipment in the quarter.

•	Average sales revenue increased $84 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices.

•	Average delivered cash costs remained flat due to higher fibre and chemical costs being offset by reduced distribution and maintenance costs.

2015 YTD vs. 2014 YTD

•	Sales volume remained flat compared to the prior year.

•	Average sales revenue increased by $38 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices.

•	Average delivered cash costs increased by $12 per tonne due to higher fibre and chemical costs, partly offset by reduced distribution and maintenance costs. Manufacturing costs for the year includes the impact of the Crofton oxygen plant outage in the second quarter.

3.	LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

	Three months ended September 30,			Nine months ended September 30,
(In millions of Canadian dollars, except where otherwise stated)	2015	2014	Change	2015	2014	Change
Cash flows provided (used) by operations before changes in non-cash working capital	$20.0	$(2.5)	$22.5	$(6.9)	$8.2	$(15.1)
Changes in non-cash working capital	(32.9)	(6.3)	(26.6)	(19.1)	9.8	(28.9)
Cash flows provided (used) by:
Operations	(12.9)	(8.8)	(4.1)	(26.0)	18.0	(44.0)
Investing activities	2.2	(1.9)	4.1	(92.7)	(10.1)	(82.6)
Financing activities	7.0	11.6	(4.6)	112.8	(10.9)	123.7
Capital spending	(2.9)	(5.7)	2.8	(24.4)	(13.5)	(10.9)
Depreciation and amortization	15.0	11.2	3.8	44.1	33.1	11.0
Capital spending as % of depreciation and amortization	19%	51%	(32)%	55%	41%	14%
Net debt to net capitalization at September 30[1]	131%	107%	24%	131%	107%	24%
1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholder’s equity attributable to the company and total debt less cash).

Refer to page 37 to 41 of our 2014 Annual Report for a discussion of the nature and sources of funding for our principal cash requirements.

Operating Activities

Cash flows from operating activities decreased by $4.1 million primarily due to higher cash interest expense of $3.8 million and an increase in the unfavourable change in non-cash working capital of $26.6 million due primarily to higher trade receivables which reflects strong seasonal sales in the quarter, partly offset by higher adjusted EBITDA of $30.8 million.

Investing Activities

Cash provided by investing activities of $2.2 million included proceeds from the sale of fixed assets of $5.0 million, partly offset by capital additions in the quarter of $2.9 million. Cash used by investing activities in Q3 2014 of $1.9 million included capital additions of $5.7 million, partly offset by proceeds from the sale of fixed assets of $4.0 million.

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Financing Activities

Cash provided by financing activities of $7.0 million included an increase in the net draw on our ABL Credit Facility of $7.7 million, partly reflecting the exchange rate impact of the weaker Canadian dollar on the U.S. dollar denominated borrowings under the facility. Cash provided by financing activities in Q3 2014 of $11.6 million included a $12.2 million increase in the net draw on our ABL Credit Facility.

Capital Resources

Availability on the ABL Facility and total liquidity is summarized in the following table:

	2015			2014
(In millions of Canadian dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base	$225.0	$212.7	$225.0	$139.6	$139.9	$141.3	$148.2
Letters of credit	(22.1)	(21.8)	(22.0)	(18.4)	(18.6)	(18.5)	(18.6)
Amount drawn, net	(121.7)	(114.0)	(111.3)	(29.4)	(20.0)	(7.8)	(1.3)
Availability [2]	81.2	76.9	91.7	91.8	101.3	115.0	128.3
Cash on hand	5.0	8.7	9.9	10.9	9.1	8.2	9.9
Restricted cash	–	–	–	–	–	–	22.5
Total liquidity	$86.2	$85.6	$101.6	$102.7	$110.4	$123.2	$160.7
1	Borrowing base is reduced by reserves of $2.1 million for pension, $3.3 million for creditor insurance deductibles, $3.0 million for landlord waivers, $1.6 million for employee source deductions, $2.4 million for mark-to-market exposure on our foreign currency revenue hedges, $3.5 million for vacation pay and $0.4 million related to WorkSafeBC.
2	Our ABL Facility is subject to certain financial covenants as disclosed in our interim consolidated financial statements for the three and nine months ended September 30, 2015 in note 12, Long-term debt.

Our total liquidity decreased by $24.2 million from the same quarter last year primarily due to higher maintenance and capital spending in the first half of 2015, acquisition and integration costs related to the acquisition of the U.S. paper mills, and the impact of a number of specific items in the second quarter including the Rumford recovery boiler upgrade and the Crofton oxygen plant outage. Liquidity increased slightly from the previous quarter due to significantly higher adjusted EBITDA and free cash flow, offset by an increase in net working capital to capitalize on the strong fall sales season.

At November 3, 2015, the company had 14,527,571 common shares issued and outstanding. Our common shares have no par value and an unlimited number of shares are authorized for future issuance.

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives. Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2014 note 26, Financial instruments. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 25, Fair value measurement, of those statements. Our methods and assumptions for determining the fair value of financial instruments have not changed materially since those used in the preparation of our consolidated financial statements for the year ended December 31, 2014.

At September, 2015 the company had foreign currency options and forward contracts with a notional principal of US$75.0 million with major financial institutions. At September 30, 2015 period-end exchange rates, these instruments were reported at their fair value of negative $4.4 million.

22	CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table reconciles the average spot exchange rate to our effective exchange rate:

US$/CDN$ FOREIGN EXCHANGE

		2015		2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	0.768	0.813	0.806	0.881	0.918	0.917	0.906
Average effective rate included in adjusted EBITDA	0.763	0.813	0.805	0.881	0.918	0.917	0.906
(Favourable)/unfavourable impact of derivatives, other than those designated as effective hedges for accounting purposes, included in other expenses [1]	0.008	(0.004)	0.017	0.005	0.007	(0.003)	(0.001)
Foreign exchange (gain)/loss, on working capital balances, included in other expenses [2]	0.001	0.004	(0.012)	(0.008)	(0.012)	0.010	(0.005)
Average effective rate in net earnings/(loss) before income taxes [3]	0.772	0.813	0.810	0.878	0.913	0.924	0.900
(In millions of Canadian dollars)
1 Favourable/(unfavourable) impact of derivatives included in other expenses	$(4.9)	$1.8	$(8.0)	$(1.3)	$(1.7)	$0.6	$0.2
2 Foreign exchange gain/(loss) on working capital balances included in other expenses	(0.1)	(2.1)	5.9	1.8	2.8	(2.3)	1.2
3 Excludes foreign exchange gain/(loss) on long term debt and $US interest expense

4.	Contingencies

Charges Laid Pertaining to Powell River Effluent Releases

On March 12, 2015, charges were laid against us by Environment Canada following two separate incidents that took place at the company’s Powell River operations in September 2012. Both unrelated incidents were caused by unforeseen power failures which led to releases of cooling water and effluent, generally consisting of untreated waste water containing organic matter such as pulverized wood fibres. The company took immediate action to address these incidents when they occurred, and cooperated fully with Environment Canada during its investigations. The company has taken further steps and invested significant resources to prevent these types of incidents from happening again in the future. It is too early to assess the outcome of these charges.

Unsuccessful Sales Tax Ruling

On February 4, 2015, the British Columbia Court of Appeal overturned the January 28, 2014, Supreme Court of British Columbia ruling in favour of Catalyst Paper in the company’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from Powell River Energy Inc. from 2001 through 2010. On October 21, 2015, the company filed an application for leave to appeal this decision with the Supreme Court of Canada.

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5.	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending September 30, 2015:

	2015			2014				2013
(In millions of Canadian dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	$542.6	$458.4	$479.3	$279.9	$272.0	$285.5	$273.9	$272.1	$268.8
Adjusted EBITDA [1]	38.8	(19.2)	14.0	6.8	8.0	7.1	25.7	19.1	16.4
Net earnings (loss)	(12.9)	(32.4)	22.2	(39.7)	(22.5)	(6.3)	(3.8)	(95.0)	5.2
Net earnings (loss) per share
– basic and diluted	(0.89)	(2.23)	1.53	(2.75)	(1.55)	(0.43)	(0.26)	(6.55)	0.36

1	Refer to section 6, Non-GAAP measures.

Refer to section 1, Overview and highlights, and the discussion on Consolidated results of operations, for details of Q3 2015 results compared to Q2 2015.

6.	NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance and, as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities. These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure. Our non-GAAP measures include operating earnings (loss), adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), adjusted EBITDA before specific items, adjusted EBITDA margin, adjusted EBITDA margin before specific items, average delivered cash costs per tonne, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow.

Specific items are items that do not arise from the company’s day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management’s control. Specific items include: foreign exchange gain or loss on long-term debt; gain or loss on cancellation of long-term debt; asset-impairment and other closure costs; restructuring costs; unusual non-recurring items; and certain income tax adjustments.

24	CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS

ADjusted EBITDA and adjusted EBITDA before specific items

Adjusted EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs. Adjusted EBITDA before specific items is defined as adjusted EBITDA normalized for specific items included in the calculation of adjusted EBITDA, including restructuring costs and unusual non-recurring items such as unplanned or non-recurring maintenance events that materially impact our operating results. Adjusted EBITDA margin and adjusted EBITDA margin before specific items are defined as adjusted EBITDA and adjusted EBITDA before specific items as a percentage of sales.

These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items. These measures are provided to improve comparability between periods by eliminating the impact of financing (interest) and accounting (depreciation) items on our results.

Reconciliation to Net Earnings (Loss):

	2015				2014
(In millions of Canadian dollars)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	$(23.1)	$(12.9)	$(32.4)	$22.2	$(72.3)	$(39.7)	$(22.5)	$(6.3)	$(3.8)
Depreciation and amortization	44.1	15.0	14.8	14.3	44.6	11.5	11.2	11.0	10.9
Impairment	–	–	–	–	16.5	16.5	–	–	–
Foreign exchange (gain) loss on long-term debt	46.1	24.0	(5.5)	27.6	24.1	9.2	12.6	(8.9)	11.2
Bargain purchase gain	(43.9)	(1.7)	(2.9)	(39.3)	–	–	–	–	–
Other (income) expense	2.1	2.5	(2.6)	2.2	(1.2)	–	(2.3)	3.2	(2.1)
Interest expense, net	37.1	13.5	11.3	12.3	35.5	9.0	8.9	8.1	9.5
Income tax expense (recovery)	(28.8)	(1.6)	(1.9)	(25.3)	0.4	0.3	0.1	–	–
Adjusted EBITDA	33.6	38.8	(19.2)	14.0	47.6	6.8	8.0	7.1	25.7
Specific items
Restructuring costs	1.6	0.3	0.7	0.6	0.5	0.5	–	–	–
Market curtailment	11.7	–	11.7	–	–	–	–	–	–
Crofton oxygen plant outage	4.4	–	4.4	–	–	–	–	–	–
Rumford recovery boiler upgrade	11.0	–	11.0	–	–	–	–	–	–
Professional fees on countervailing action	1.4	0.3	1.1	–	–	–	–	–	–
Acquisition costs related to U.S. paper mills	1.4	–	–	1.4	–	–	–	–	–
Total specific items	31.5	0.6	28.9	2.0	0.5	0.5	–	–	–
Adjusted EBITDA before specific items	$65.1	$39.4	$9.7	$16.0	$48.1	$7.3	$8.0	$7.1	$25.7

CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS	25

Net Earnings (Loss) Attributable to the Company Before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss):

(In millions of Canadian dollars	2015				2014
and after-taxes, except where otherwise stated)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	$(23.1)	$(12.9)	$(32.4)	$22.2	$(72.3)	$(39.7)	$(22.5)	$(6.3)	$(3.8)
Specific items:
Foreign exchange loss (gain) on long-term debt	46.1	24.0	(5.5)	27.6	24.1	9.2	12.6	(8.9)	11.2
Bargain purchase gain	(43.9)	(1.7)	(2.9)	(39.3)	–	–	–	–	–
Market curtailment	11.7	–	11.7	–	–	–	–	–	–
Crofton oxygen plant outage	4.4	–	4.4	–	–	–	–	–	–
Rumford recovery boiler upgrade	11.0	–	11.0	–	–	–	–	–	–
Professional fees on countervailing action	1.4	0.3	1.1	–	–	–	–	–	–
Reduction of deferred tax asset valuation allowance	(30.4)	(3.4)	(1.9)	(25.1)	–	–	–	–	–
Settlement loss on PIUMPF pension liability	–	–	–	–	1.2	–	1.2	–	–
Impairment and other closure costs	–	–	–	–	16.5	16.5	–	–	–
Acquisition costs related to U.S. paper mills	1.4	–	–	1.4	3.1	3.1	–	–	–
Restructuring costs	1.6	0.3	0.7	0.6	0.5	0.5	–	–	–
Loss (gain) on settlement of debt	–	–	–	–	1.0	–	–	1.9	(0.9)
Net gain on sale of non-core assets	–	–	–	–	(2.4)	–	(2.1)	(0.3)	–
Net earnings (loss) attributable to the company before specific items	$(19.8)	$6.6	$(13.8)	$(12.6)	$(28.3)	$(10.4)	$(10.8)	$(13.6)	$6.5
Net earnings (loss) per share:
As reported	$(1.59)	$(0.89)	$(2.23)	$1.53	$(4.99)	$(2.75)	$(1.55)	$(0.43)	$(0.26)
Before specific items	(1.36)	0.46	(0.95)	(0.87)	(1.95)	(0.72)	(0.74)	(0.94)	0.45

26	CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS

Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities:

	2015				2014
(In millions of Canadian dollars)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$(26.0)	$(12.9)	$8.3	$(21.4)	$21.3	$3.3	$(8.8)	$3.1	$23.7
Cash provided (used) by investing activities	(87.6)	7.3	(11.1)	(83.8)	(19.2)	(9.1)	(1.9)	17.6	(25.8)
Proceeds from the sale of property, plant and equipment and other assets	(5.0)	(5.0)	–	–	(4.7)	(0.1)	(4.2)	(0.4)	–
Other investing activities	(0.6)	(0.1)	–	(0.5)	2.0	0.8	0.4	0.6	0.2
Non-cash working capital changes except change in taxes and interest	31.0	33.3	(33.2)	30.9	(15.9)	(13.0)	13.8	(16.8)	0.1
Other	62.0	0.8	(5.5)	66.7	(0.7)	5.9	(7.3)	(12.7)	13.4
Free cash flow	$(26.2)	$23.4	$(41.5)	$(8.1)	$(17.2)	$(12.2)	$(8.0)	$(8.6)	$11.6

Management’s Calculation of Free Cash Flow:

	2015				2014
(In millions of Canadian dollars)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Adjusted EBITDA	$33.6	$38.8	$(19.2)	$14.0	$47.6	$6.8	$8.0	$7.1	$25.7
Interest expense, excluding amortization	(34.0)	(12.4)	(10.2)	(11.4)	(34.1)	(8.7)	(8.6)	(7.7)	(9.1)
Capital expenditures	(24.4)	(2.9)	(11.1)	(10.4)	(21.9)	(8.4)	(5.7)	(4.7)	(3.1)
Employee future benefits, expense under cash contributions [1]	(1.4)	(0.1)	(1.0)	(0.3)	(8.8)	(1.9)	(1.7)	(3.3)	(1.9)
Free cash flow	$(26.2)	$23.4	$(41.5)	$(8.1)	$(17.2)	$(12.2)	$(8.0)	$(8.6)	$11.6
1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain and actual results could differ from estimates.

On an ongoing basis, we review our estimates based upon currently available information. The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 46 to 50 of the company's 2014 Annual Report.

CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS	27

Purchase of U.S. Paper Mills

On January 7, 2015, the company acquired, through a wholly owned subsidiary, the Biron paper mill located in Wisconsin, U.S. and the Rumford pulp and paper mill located in Maine, U.S. for consideration of $73.9 million (US$62.4 million). The acquisition was financed through advances under the company’s ABL Facility, which was amended to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also completed a US$25.0 million offering of its PIK Toggle Senior Notes (“Offered Notes”) thereby increasing the principal amount of its outstanding 2017 Notes to $260.5 million. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million. The acquisition price of US$62.4 million is subject to potential adjustment based on the final statement of net working capital as of January 7, 2015 to be mutually agreed to between Catalyst Paper and Verso Corporation.

In accordance with the requirements of business combination accounting, we determined the net fair value for the acquired U.S. paper mills with the assistance of an independent financial advisor. The net fair value established as of the acquisition date of January 7, 2015 incorporated numerous major assumptions including management’s best estimate of future operating performance, forecasts of future product prices, and a discount rate based on the estimated blended rate of return required by our debt and equity investors.

As of September 30, 2015, adjustments were made to the fair value of the pension liability, other post-employment benefits (OPEB) liability, and the long-term environmental remedial obligations assumed as of the date of acquisition date of January 7, 2015. The present value of the future pension liability was reduced by $4.4 million and an OPEB liability was recognized with a fair value of $3.1 million based on finalized actuarial assumptions, and the long-term environmental remedial obligations were reduced by $1.4 million based on the final determination of the expected date of future remediation of the Rumford landfill site, with a related increase to the bargain purchase gain and an increase to taxes previously reported.

As of June 30, 2015, an adjustment was made to the fair value of workers compensation and accrued payroll liabilities based on additional evidence supporting the fair value of these liabilities as of the acquisition date of January 7, 2015. The revised fair value of workers compensation liabilities was based on an actual determination made by the company’s insurance broker, while the revised fair value of accrued payroll liabilities was based on payments made to employees subsequent to the date of acquisition. This adjustment resulted in an increase of $2.9 million to the bargain purchase gain previously reported.

28	CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS

The revised allocation to the assets acquired and liabilities assumed on the basis of their respective preliminary fair values as at January 7, 2015 is as follows:

January 7, 2015
Assets acquired:
Accounts receivable	$56.1
Inventories	80.8
Prepaids and other	0.9
Property, plant and equipment	91.7
Long-term assets	0.2
$229.7
Liabilities assumed:
Accounts payable and accruals	$65.6
Long-term environmental remedial obligations	4.6
Long-term employee future benefits	10.0
Other long-term liabilities	5.0
Deferred income tax liability	26.7
111.9
Fair value of acquired net assets	$117.8
Consideration paid	$73.9

The excess of the fair value assigned to the net assets acquired over the purchase price, has been recognized in other income as a gain of $43.9 million. The company recognized a gain on the purchase because the federal regulators required Verso Corporation to dispose of these assets in order to complete a merger.

Full pro-forma comparative information has not been provided as this information was not presented or disclosed for the acquired mills by Verso Corporation prior to the acquisition and is not readily available. The amount of sales and net earnings of the U.S. mills included in our consolidated statement of operations from the date of acquisition, through the period ended September 30, 2015, was as follows:

January 7, 2015 to September 30, 2015
Sales	$648.3
Net loss	(15.0)

8.	CHANGES IN ACCOUNTING POLICIES

There were no new pronouncements issued by the FASB that impacted our consolidated financial statements in Q3 2015.

9.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS	29

In March 2015, FASB issued a new standard on the presentation of debt issuance costs ASU Subtopic 835-30 Interest-Imputation of Interest. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

10.	RISKS AND UNCERTAINTIES

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of aboriginal rights, including unresolved aboriginal land claims in B.C.

In order to address these risks and effectively manage them, we have developed a process for managing risk and the interrelationship between risks and our strategic plan. We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company, and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of our risks and uncertainties can be found on pages 50 to 59 of our 2014 Annual Report.

The following update to risks and uncertainties under the heading “We face risks related to our international sales” in our 2014 Annual Report is noted below:

We face risks related to our international sales

We export a significant quantity of SC paper from Canada to the United States. On October 13, 2015, the DOC issued its Final Determination to impose countervailing duties on Canadian imports of SC paper from Catalyst Paper and three other Canadian SC paper producers. Catalyst was assigned an “all-others” countervailing duty rate of 18.85%, the weighted average rate of the two companies for whom individual investigations were conducted. The imposition of countervailing duties may negatively impact the profitability of SC paper exports into the United States and our ability to compete against U.S. producers of SC paper.

30	CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS

11.	SENSITIVITY ANALYSIS

Our earnings are sensitive to fluctuations in product prices, foreign exchange, energy and fibre costs as described on page 61 of our 2014 Annual Report. Our sensitivity analysis, which has been updated for the addition of the U.S. paper mills on January 7, 2015, is summarized in the following table:

(In millions of Canadian dollars, except per share amounts)	Adjusted EBITDA[1]	Net Earnings[2]	Earnings per Share
Product prices [3]
A US$10 per tonne change in the sales price of:
Uncoated Paper	$6	$4	$0.29
Coated Paper	13	10	0.68
Newsprint	5	4	0.25
Pulp	4	3	0.23
Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	12	8	0.59
Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	1	1	0.08
Electricity – direct purchases	9	7	0.46
Coal – direct purchases	1	1	0.08
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	4	3	0.23
Fibre sensitivity [5]
A US$5 per unit change in the price of:
Wood chips (Bdt)	17	13	0.89

1	Refer to section 6, Non-GAAP measures.
2	Based on an expected tax rate of 26%.
3	Based on annualized sales of Q3 2015 and foreign exchange rate of US$0.76.
4	Based on Q3 2015 annualized net cash flows and a movement to US$0.77 from US$0.76 and excluding our hedging program and the impact of the translation of U.S. dollar-denominated debt.
5	Based on Q3 2015 annualized consumption levels and an exchange rate of US$0.76.

12.	OUTLOOK

Economy

The U.S. is expected to continue to lead global economic growth for the balance of 2015 with weak pricing for commodities in general and oil in particular continuing to support weakness in the Canadian dollar relative to its US counterpart. Exchange rate volatility will continue to impact our results for the remainder of the year.

Markets

The market for printing and writing papers in North America remains under pressure. While the general decline in North American demand continues, demand declines for our higher-value coated freesheet and coated one-sided grades have been more moderate. The announcement in the quarter of major reduction in production capacity for North American coated paper is expected to partially offset continued demand decline. With declines in demand for our core grades expected to persist indefinitely, we continue to aggressively invest in both higher-value core grades and alternative markets. For NBSK pulp, declining demand from China is driving very competitive conditions and soft pricing for the balance of the year.

CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS	31

Operations

Compared to the third quarter, fourth quarter earnings are expected to be impacted by heavier maintenance spending and the imposition of countervailing duties on exports of soft-calendered paper into the United States. Fourth quarter maintenance spending will include a recovery boiler shut at Crofton and a power boiler outage at Rumford.

For our U.S. operations, we will continue to focus on product mix optimization, productivity and cost control. We expect to complete the stand-up and separation of information systems and infrastructure from Verso Corporation before the end of the year.

Increased power sales to the grid from Powell River’s G13 project and participation in BC Hydro’s load curtailment pilot will contribute positively to fourth quarter earnings.

The following table summarizes major planned maintenance shutdown costs and related production downtime for 2015:

	2015
	Q1		Q2		Q3		Q4		Total
Mill Location	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)
Alberni
Other	–	–	–	–	–	–	–	0.8	–	0.8
Capital	–	–	1,800	–	–	–	–	–	1,800	–
Boilers	–	–	–	–	–	–	–	1.0	–	1.0
Crofton
TMO	–	–	–	–	–	–	–	–	–	–
Capital	–	–	–	–	–	–	–	–	–	–
Pulp	8,500	5.8	–	–	–	–	9,700	7.0	18,200	12.8
Boilers	–	–	–	–	–	–	–	–	–	–
Powell
Boilers	–	0.1	–	2.7	–	–	–	–	–	2.8
Biron
Capital	3,200	0.4	–	–	–	–	–	–	3,200	0.4
Boilers	–	–	–	–	–	–	–	–	–	–
Rumford
Pulp	–	–	9,200	7.7	–	–	–	–	9,200	7.7
Boilers	–	–	–	4.0	–	–	–	5.6	–	9.6
Total	11,700	6.3	11,000	14.4	–	–	9,700	14.4	32,400	35.1

The Crofton No. 1, Powell River No. 9 and Rumford No. 12 paper machines will continue to be indefinitely curtailed in 2015.

Capital spending is expected to be approximately $30 million in 2015.

Liquidity, Debt Maturities and Covenants

We do not currently anticipate any significant uses of cash in Q4 other than for our operations, interest expense, working capital fluctuations, integration costs and pension funding contributions.

13.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A summary of our regulatory requirements for the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 65 of our 2014 Annual Report. Based on an evaluation of the design and operation of the company’s disclosure controls and procedures conducted under the supervision and with the participation of management, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures (as defined in Canada under National Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), were effective as at December 31, 2014.

32	CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS

On January 7, 2015, we completed the acquisition of the Biron paper mill located in Wisconsin, U.S. and the Rumford paper and pulp mill located in Maine, U.S. from NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company. We are in the process of integrating the acquired mills into our internal control environment. With the exception of internal controls related to the acquired mills, we did not make any changes in internal controls over financial reporting during the most recent three and nine month period ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors. The Board of directors has read and approved this MD&A.

CATALYST PAPER 2015 THIRD QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS	33

CONSOLIDATED BALANCE SHEETs

	September 30,	December 31,
(Unaudited and in millions of Canadian dollars)	2015	2014

Assets
Current assets
Cash and cash equivalents	$5.0	$10.9
Accounts receivable (note 6)	200.5	110.9
Inventories (note 7)	253.1	155.5
Prepaids and other (note 8)	11.1	4.6
Assets held for sale (note 5)	1.5	1.5
	471.2	283.4
Property, plant and equipment (note 9)	460.5	379.3
Other assets (note 10)	5.6	6.0
	$937.3	$668.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 11)	$240.8	$137.3
Current portion of long-term debt (note 12)	3.0	3.0
	243.8	140.3
Long-term debt (note 12)	487.5	326.1
Employee future benefits (note 13)	291.2	282.4
Other long-term obligations (note 14)	27.3	15.5
	1,049.8	764.3
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,527,571 shares (December 31, 2014 – 14,527,571 shares)	144.9	144.9
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–
Deficit	(258.2)	(235.1)
Accumulated other comprehensive income (loss)	0.8	(5.4)
	(112.5)	(95.6)
	$937.3	$668.7

Contingencies (note 19)

Subsequent events (note 20)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

On behalf of the Board:

Joe Nemeth	Walter Jones
Director	Director

34	CATALYST PAPER 2015 THIRD QUARTER REPORT | UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF LOSS

	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of Canadian dollars, except where otherwise stated)	2015	2014	2015	2014
Sales	$542.6	$272.0	$1,480.3	$829.4
Operating expenses
Cost of sales, excluding depreciation and amortization	490.2	257.2	1,405.0	765.8
Depreciation and amortization	15.0	11.2	44.1	33.1
Selling, general and administrative	13.3	6.8	40.1	22.8
Restructuring	0.3	–	1.6	–
	518.8	275.2	1,490.8	821.7
Operating earnings (loss)	23.8	(3.2)	(10.5)	7.7
Interest expense, net	(13.5)	(8.9)	(37.1)	(26.5)
Foreign exchange loss on long-term debt	(24.0)	(12.6)	(46.1)	(14.9)
Other income, net (note 15)	(0.8)	2.3	41.8	1.2

Loss before income taxes	(14.5)	(22.4)	(51.9)	(32.5)
Current income tax expense	0.4	0.1	0.2	0.1
Deferred income tax expense (recovery) (note 16)	(2.0)	–	(29.0)	–
Net loss	(12.9)	(22.5)	(23.1)	(32.6)
Basic and diluted net loss per share (in dollars)	$(0.89)	$(1.55)	$(1.59)	$(2.25)
Weighted average number of company common shares outstanding (in millions)	14.5	14.5	14.5	14.5

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2015 THIRD QUARTER REPORT | UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	35

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of Canadian dollars)	2015	2014	2015	2014
Net loss	$(12.9)	$(22.5)	$(23.1)	$(32.6)
Other comprehensive loss, net of tax (expense) recovery:
Reclassification of amortization of employee future benefits
Gross amount	–	(0.1)	–	(0.2)
Tax (expense) recovery	–	–	–	–
Net amount	–	(0.1)		(0.2)
Foreign currency translation adjustments
Gross amount	4.3	–	6.2	–
Tax (expense) recovery	–	–	–	–
Net amount	4.3	–	6.2	–
Other comprehensive income (loss), net of tax	4.3	(0.1)	6.2	(0.2)
Comprehensive loss	$(8.6)	$(22.6)	$(16.9)	$(32.8)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

36	CATALYST PAPER 2015 THIRD QUARTER REPORT | UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EQUITY

	Common stock
(Unaudited and in millions of Canadian dollars)	Number of shares	$	Deficit	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2013	14,527,571	$144.9	$(162.8)	$30.8	$12.9
Net loss	–	–	(72.3)	–	(72.3)
Other comprehensive loss, net of tax	–	–	–	(36.2)	(36.2)
Balance as at December 31, 2014	14,527,571	$144.9	$(235.1)	$(5.4)	$(95.6)
Net loss	–	–	(23.1)	–	(23.1)
Other comprehensive income, net of tax	–	–	–	6.2	6.2
Balance as at September 30, 2015	14,527,571	$144.9	$(258.2)	$0.8	$(112.5)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2015 THIRD QUARTER REPORT | UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	37

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of Canadian dollars)	2015	2014	2015	2014
Cash flows provided (used) by:
Operations
Net loss	$(12.9)	$(22.5)	$(23.1)	$(32.6)
Items not requiring (providing) cash
Depreciation and amortization	15.0	11.2	44.1	33.1
Deferred income taxes	(2.0)	–	(29.0)	–
Unrealized foreign exchange loss on long-term debt	24.0	12.6	46.1	14.9
Employee future benefits, expense under cash contributions	(0.1)	(1.7)	(1.4)	(6.9)
Gain on disposal of non-core assets	–	(2.1)	–	(2.4)
Gain on sale of property, plant and equipment	(2.6)	(0.1)	(2.6)	–
Loss on settlement of Snowflake union pension liability	–	1.2	–	1.2
Increase (decrease) in other long-term obligations	–	(1.3)	2.0	(0.8)
Gain on purchase of U.S. mills	(1.7)	–	(43.9)	–
Loss on settlement of long term debt	–	–	–	0.9
Other	0.3	0.2	0.9	0.8
Changes in non-cash working capital
Accounts receivable	(42.0)	0.4	(33.3)	5.1
Inventories	5.4	(8.2)	(16.7)	(13.9)
Prepaids and other	(3.0)	(4.4)	(5.7)	(5.1)
Accounts payable and accrued liabilities	6.7	5.9	36.6	23.7
Cash flows provided (used) by operating activities	(12.9)	(8.8)	(26.0)	18.0
Investing
Additions to property, plant and equipment	(2.9)	(5.7)	(24.4)	(13.5)
Proceeds from sale of property, plant and equipment	5.0	0.2	5.0	0.2
Proceeds from sale of non-core assets	–	4.0	–	4.4
Decrease (increase) in other assets	0.1	(0.4)	0.6	(1.2)
Purchase of U.S. paper mills	–	–	(73.9)	–
Cash flows provided (used) by investing activities	2.2	(1.9)	(92.7)	(10.1)
Financing
Increase in revolving loan	7.7	12.2	92.3	9.4
Proceeds from (repayment of) secured term loan	(0.5)	(0.5)	22.2	19.0
Redemption of Floating Rate Notes	–	–	–	(21.8)
Purchase of senior secured notes	–	–	–	(14.5)
Deferred financing costs	(0.1)	–	(1.4)	(1.1)
Decrease in other long-term debt	(0.1)	(0.1)	(0.3)	(1.9)
Cash flows provided (used) by financing activities	7.0	11.6	112.8	(10.9)
Cash and cash equivalents, increase (decrease) in the period	(3.7)	0.9	(5.9)	(3.0)
Cash and cash equivalents, beginning of the period	8.7	8.2	10.9	12.1
Cash and cash equivalents, end of the period	$5.0	$9.1	$5.0	$9.1
Supplemental disclosures:
Income taxes paid	$–	$–	$0.5	$–
Net interest paid	12.4	8.6	34.0	25.5

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

38	CATALYST PAPER 2015 THIRD QUARTER REPORT | UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BUSINESS SEGMENTS

(Unaudited and in millions of Canadian dollars)

Three months ended September 30, 2015	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other	Total
Sales to external customers	$287.9	$95.2	$63.0	$70.7	$25.8	$542.6
Inter-segment sales	–	–	–	6.7	(6.7)	–
Depreciation and amortization	6.0	6.2	1.9	0.7	0.2	15.0
Restructuring	–	0.3	–	–	–	0.3
Operating earnings (loss)	9.1	–	(2.3)	17.9	(0.9)	23.8
Additions to property, plant and equipment	0.7	1.2	0.4	–	0.6	2.9

Three months ended September 30, 2014	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other	Total
Sales to external customers	$45.2	$100.3	$55.6	$70.9	$–	$272.0
Inter-segment sales	–	–	–	5.7	(5.7)	–
Depreciation and amortization	1.7	7.1	1.8	0.6	–	11.2
Operating earnings (loss)	(1.8)	(14.4)	0.1	12.9	–	(3.2)
Additions to property, plant and equipment	1.3	3.0	0.5	0.9	–	5.7

Nine months ended September 30, 2015	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other	Total
Sales to external customers	$760.6	$285.0	$179.9	$208.9	$45.9	$1,480.3
Inter-segment sales	–	–	–	18.8	(18.8)	–
Depreciation and amortization	17.3	18.7	5.3	2.1	0.7	44.1
Restructuring	–	1.6	–	–	–	1.6
Operating earnings (loss)	(27.0)	(8.0)	(8.3)	36.3	(3.5)	(10.5)
Additions to property, plant and equipment	13.6	1.5	5.1	2.1	2.1	24.4

Nine months ended September 30, 2014	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other	Total
Sales to external customers	$134.8	$322.4	$173.4	$198.8	$–	$829.4
Inter-segment sales	–	–	–	21.6	(21.6)	–
Depreciation and amortization	4.9	21.5	4.9	1.8	–	33.1
Operating earnings (loss)	(5.0)	(22.1)	4.9	29.9	–	7.7
Additions to property, plant and equipment	2.7	5.9	1.5	3.4	–	13.5

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2015 THIRD QUARTER REPORT | UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	39

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

40	CATALYST PAPER 2015 THIRD QUARTER REPORT | UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The consolidated financial statements include the accounts of Catalyst Paper Corporation and, from their respective dates of acquisition of control or formation, its controlled subsidiaries and partnerships (collectively, the company). All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), on a basis consistent with those followed in the December 31, 2014 audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and, therefore, should be read in conjunction with the December 31, 2014 audited consolidated financial statements and the notes thereto. In the opinion of the company, the unaudited interim consolidated financial statements contained herein contain all the information and note disclosures necessary to fairly present the results of the interim periods included. The results for the periods included herein may not be indicative of the results for the entire year.

2.	Segmented Information

The company is the largest producer of mechanical printing papers in western North America. As of January 1, 2015, we changed our operating segments to reflect our new reporting structure and expanded product range and production capacity resulting from the acquisition of the Biron and Rumford mills on January 7, 2015 (see note 4, Purchase of U.S. Paper Mills). Our operating segments, formerly categorized as specialty printing papers, newsprint and pulp, have been expanded to four categories:

Coated papers	– Manufacture and sale of coated free sheet, coated groundwood and one-sided specialty coated paper

Uncoated papers	– Manufacture and sale of uncoated mechanical and directory printing papers

Newsprint	– Manufacture and sale of newsprint

Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (NBSK)

We have restated comparative segmented results accordingly.

The company owns and operates five manufacturing facilities, three in the province of British Columbia (B.C.), Canada, one in Rumford, Maine, U.S. and one in Biron, Wisconsin, U.S. The primary market for the company’s paper products is North America. The primary markets for the company’s pulp products are Asia and Australasia.

3.	Significant Accounting Policies

Recently implemented accounting changes

There were no new pronouncements issued by the Financial Accounting Standards Board (FASB) that impacted our consolidated financial statements in Q3 2015.

Recently implemented accounting standards

Translation of foreign currencies

On January 7, 2015, the company’s foreign subsidiary acquired the assets of the Biron and Rumford paper mills in Wisconsin and Maine, respectively. As a result, commencing in 2015, the company has a foreign subsidiary that is considered to be integrated within its foreign jurisdiction, and accordingly, uses the U.S. dollar as its functional currency. Foreign exchange gains and losses arising from the translation of the foreign subsidiary’s accounts into Canadian dollars (CDN$) are reported as a component of other comprehensive income (loss).

Changes in future accounting standards

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

CATALYST PAPER 2015 THIRD QUARTER REPORT | CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS	41

In March 2015, FASB issued a new standard on the presentation of debt issuance costs ASU Subtopic 835-30 Interest-Imputation of Interest. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB but not yet adopted by the company that may materially impact the company’s consolidated financial statements for future periods.

4.	PURCHASE of U.S. PAPER MILLS

On January 7, 2015, the company acquired, through a wholly owned subsidiary, the Biron paper mill located in Wisconsin, U.S. and the Rumford pulp and paper mill located in Maine, U.S. for consideration of $73.9 million (US$62.4 million). The acquisition was financed through advances under the company’s ABL Facility, which was amended to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also completed a US$25.0 million offering of its PIK Toggle Senior Notes (“Offered Notes”) thereby increasing the principal amount of its outstanding 2017 Notes to $260.5 million. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million. The acquisition price of US$62.4 million is subject to potential adjustment based on the final statement of net working capital as of January 7, 2015 to be mutually agreed to between Catalyst Paper and Verso Corporation.

We account for this business combination using the acquisition method and the results of the Biron and Rumford mills have been included in the consolidated earnings of the company since its date of acquisition on January 7, 2015.

Fair value valuation

We engaged an independent financial advisor to assist us in the determination of the fair value of the purchased assets and assumed liabilities. The fair value was estimated using three valuation methods: (i) discounted cash flow analysis (DCF), (ii) guideline public company multiples analysis, and (iii) precedent transactions analysis. The fair value was determined primarily based on the DCF analysis.

The DCF analysis determines the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. The company’s discount rate, defined as the blended rate of return required by debt and equity investors, was estimated to be 13%. Expected future cash flows were based on unlevered after-tax free cash flows, a five-year projection period, and an estimated value beyond the projection period known as a terminal value. Cash flow projections incorporated various assumptions, including future product sales prices based on independent, published market forecasts and future cost trends based on the company’s operating history. The fair value of the assets purchased and liabilities assumed calculated using the DCF analysis was $137.5 million (US$116.0 million).

The guideline public company multiples analysis estimates the value of the assets and liabilities based on a relative comparison with other publicly traded companies with similar operating and financial characteristics. Under this valuation methodology, the enterprise values the assets and liabilities of these publicly traded companies. The implied multiple as of January 7, 2015 was estimated to be 4.4 X 2015 projected EBITDA and 5.7 X 2015 projected EBITDA for the Biron mill and Rumford mill, respectively.

The precedent transactions analysis estimates fair value based on a relative comparison with transactions in the forestry industry and speciality paper making industry, over the most recent two years to the acquisition date. Based on the transactions identified and reviewed, the implied fair value/production capacity multiple as of January 7, 2015 was US$136 per ton and US$112 per ton for the Biron mill and Rumford mill, respectively.

Allocation of purchase price to assets and liabilities

The fair value of the purchased assets and assumed liabilities was assigned to assets and liabilities in accordance with the acquisition method of accounting for business combinations, which requires recording assets and liabilities other than deferred income taxes and pension and OPEB projected benefit obligations be initially recorded at their fair value. The amount of deferred income taxes for the purchased assets and assumed liabilities was determined in accordance with FASB ASC 740. See note 16, Income taxes, for additional information.

42	CATALYST PAPER 2015 THIRD QUARTER REPORT | UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Fair value estimates were based on the following approaches:

•	Inventories: Fair value of finished goods inventories was based on estimated selling prices less selling costs, shipping costs and a seller’s profit allowance. The fair values of raw materials and work in process inventories were estimated to approximate their carrying values. The fair value of mill stores and other supplies inventories was based on replacement cost for high-turnover items and on replacement cost less economic obsolescence for low-turnover items.

•	Fixed assets: Fair value of construction in progress was estimated to approximate carrying value. The fair value of land was based on the most recent property tax assessments. The fair value of other fixed assets was based on the cost valuation method and the income valuation method. The cost valuation method estimates fair value based on the estimated replacement cost of an asset, adjusted for various factors including physical deterioration, technological obsolescence, economic life, and significant maintenance or betterment projects expected in the foreseeable future and the income valuation method estimates fair value based on a DCF analysis.

•	All other assets and liabilities assumed were recorded at the book value on the date of acquisition, which approximated fair value.

As of September 30, 2015, adjustments were made to the fair value of the pension liability, other post-employment benefits (OPEB) liability, and the long-term environmental remedial obligations assumed as of the date of acquisition date of January 7, 2015. The present value of the future pension liability was reduced by $4.4 million and an OPEB liability was recognized with a fair value of $3.1 million based on finalized actuarial assumptions, and the long-term environmental remedial obligations were reduced by $1.4 million based on the final determination of the expected date of future remediation of the Rumford landfill site, with a related increase to the bargain purchase gain and an increase to taxes previously reported.

As of June 30, 2015, an adjustment was made to the fair value of workers compensation and accrued payroll liabilities based on additional evidence supporting the fair value of these liabilities as of the acquisition date of January 7, 2015. The revised fair value of workers compensation liabilities was based on an actual determination made by the company’s insurance broker, while the revised fair value of accrued payroll liabilities was based on payments made to employees subsequent to the date of acquisition. This adjustment resulted in an increase of $2.9 million to the bargain purchase gain previously reported.

CATALYST PAPER 2015 THIRD QUARTER REPORT | CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS	43

The revised allocation to the assets acquired and liabilities assumed on the basis of their respective preliminary fair values as at January 7, 2015 is as follows:

January 7, 2015
Assets acquired:
Accounts receivable	$56.1
Inventories	80.8
Prepaids and other	0.9
Property, plant and equipment	91.7
Long-term assets	0.2
229.7
Liabilities assumed:
Accounts payable and accruals	$65.6
Long-term environmental remedial obligations	4.6
Long-term employee future benefits	10.0
Other long-term liabilities	5.0
Deferred income tax liability	26.7
111.9
Fair value of acquired net assets	$117.8
Consideration paid	$73.9

The excess of the fair value assigned to the net assets acquired over the purchase price, has been recognized in other income as a gain of $43.9 million. The company recognized a gain on the purchase because the federal regulators required Verso Corporation to dispose of these assets in order to complete a merger. The company also incurred acquisition related costs which have been recognized in selling, general and administrative expenses of $nil million in the third quarter of 2015 and $4.5 million in total.

Full pro-forma comparative information has not been provided as this information was not presented or disclosed for the acquired mills by Verso Corporation prior to the acquisition and is not readily available. The amount of sales and net earnings of the US mills included in our consolidated statement of operations from the date of acquisition, through the period ended September 30, 2015, was as follows:

January 7, 2015 to September 30, 2015
Sales	$648.3
Net loss	(15.0)

The mills are financially and operationally self-sustaining and accordingly, the current rate method has been used for the translation of its financial statements to Canadian dollars upon consolidation.

44	CATALYST PAPER 2015 THIRD QUARTER REPORT | UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

5.	ASSETS HELD FOR SALE

A summary of major classes of assets classified as held for sale is as follows:

	September 30, 2015	December 31, 2014
Property, plant and equipment	$1.5	$1.5
	$1.5	$1.5

The company continues to actively market the remaining poplar plantation land. These assets were reported as held for sale in the consolidated balance sheet as of September 30, 2015.

6.	ACCOUNTS RECEIVABLE

The components of accounts receivable were as follows:

	September 30, 2015	December 31, 2014
Trade receivables	$187.7	$102.1
Less: allowance for doubtful accounts	(4.5)	(2.3)
	183.2	99.8
Sales taxes receivable	4.9	5.9
Other receivables	12.4	5.2
	$200.5	$110.9

Accounts receivable are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

CATALYST PAPER 2015 THIRD QUARTER REPORT | CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS	45

7.	Inventories

The components of inventories were as follows:

	September 30, 2015	December 31, 2014
Finished goods
Coated paper	$55.1	$12.2
Uncoated paper	19.2	24.7
Newsprint	10.5	13.5
Pulp	8.3	3.4
Total finished goods	93.1	53.8
Work-in-progress	2.3	1.0
Raw materials – wood chips, pulp logs and other	48.2	24.8
Operating and maintenance supplies and spare parts	109.5	75.9
	$253.1	$155.5

At September 30, 2015, the company had applied write-downs of $0.2 million to finished goods inventory (December 31, 2014 – $0.6 million) and $0.1 million to raw materials inventory (December 31, 2014 – $0.2 million).

Inventories are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

8.	Prepaids and other

The components of prepaids and other were as follows:

	September 30, 2015	December 31, 2014
Property taxes, insurance and licenses	$7.0	$3.1
Other	4.1	1.5
	$11.1	$4.6

Prepaids and other assets are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

9.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were as follows:

	September 30, 2015	December 31, 2014
Cost	$648.9	$522.8
Accumulated depreciation, amortization and impairment	188.4	143.5
Net book value	$460.5	$379.3

Property, plant and equipment are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

46	CATALYST PAPER 2015 THIRD QUARTER REPORT | UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

10.	Other assets

The components of other assets were as follows:

	September 30, 2015	December 31, 2014
Deferred financing costs	$4.1	$3.1
Deferred charges and other	1.5	2.9
	$5.6	$6.0

Other assets are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

11.	Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities are as follows:

	September 30, 2015	December 31, 2014
Trade payables	$139.2	$76.0
Accrued payroll and related liabilities	43.7	27.5
Accrued interest	16.6	5.3
Accrued benefit obligation – pension plan (note 13)	8.2	8.2
Accrued benefit obligation – other employee future benefit plans (note 13)	6.5	6.5
Derivative liabilities	4.4	2.0
Property taxes	2.1	–
Accrued workers’ compensation costs	3.0	–
Payables related to capital projects	2.7	3.8
Other	14.4	8.0
	$240.8	$137.3

12.	Long-term debt

	September 30, 2015	December 31, 2014
Term loan, due July 2017	$17.0	$18.5
Senior secured notes, 11.0% due October 2017 (US$260.5 million; December 31, 2014 – US$235.5 million)	344.5	273.1
	361.5	291.6
Revolving asset based loan facility of up to $225.0 million due July 2017	121.7	29.4
Capital lease obligations	7.3	8.1
Total debt	490.5	329.1
Less: current portion	(3.0)	(3.0)
Total long-term debt	$487.5	$326.1

CATALYST PAPER 2015 THIRD QUARTER REPORT | CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS	47

2015

On January 7, 2015, the company amended the asset based loan facility (ABL Facility) to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million to finance the acquisition of the Biron paper mill and the Rumford pulp and paper mill. The company also completed an offering of US$25.0 million of PIK Toggle Senior Secured Notes (“Offered Notes”) due 2017. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million to be used to finance part of the costs associated with the acquisition. See note 4, Purchase of U.S. Paper Mills.

2014

In September 2014, the company entered into five capital leases on equipment. The company recognized a capital lease obligation of $3.1 million as at September 30, 2014 with respect to these leases.

On June 27, 2014, the company allowed the lease on three barges to terminate and exercised the option to purchase the assets. The company recorded a loss of $0.1 million in other income on the settlement of the capital lease obligation and reduced future capital lease payments by $1.3 million.

On March 27, 2014, the company purchased US$9.5 million of its PIK Toggle Senior Secured Notes due 2017 (2017 Notes) for cash consideration of $10.0 million that included $0.5 million of interest expense and recorded a gain of $0.9 million on the settlement of this debt. On April 1, 2014, the company purchased US$5.0 million of its 2017 Notes for cash consideration of $5.2 million that included $0.3 million of interest expense and recorded a gain of $0.5 million on the settlement of the debt.

On March 20, 2014, the company secured a $20.0 million term loan (Term Loan) that matures on July 31, 2017. The Term Loan bears interest, payable monthly at the Canadian Prime Rate plus 3%. The Term Loan provides for principal repayments of $0.5 million each quarter and can be prepaid in whole or in part at any time without premium. The Term Loan was provided by the same lenders who participate in our asset based loan facility (ABL Facility) and is secured by a senior charge on the assets of the company and its subsidiaries that secures the 2017 Notes. On April 19, 2014, the company used the proceeds from the Term Loan to redeem the remaining US$19.4 million Floating Rate Notes due 2016 for cash consideration of $22.4 million, including $0.6 million in interest expense. A loss of $2.4 million arising from the settlement transaction was recognized in other income. The completion of the Term Loan and redemption of the Floating Rate Notes resulted in a net reduction to secured debt of approximately US$1.4 million.

Significant terms, conditions and covenants

The indentures governing the company’s Term Loan and 2017 Notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.

The Term Loan is secured by a first charge on substantially all of the fixed assets and real property of the company that ranks senior to the lien securing the 2017 Notes. The Term Loan is also secured by a second charge over the company’s current assets. Collateral provided on the 2017 Notes consists of a charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Term Loan, and (ii) the ABL Charge Collateral, as described below (2017 Notes Charge Collateral), and a charge on the senior collateral charge on the Term Loan and the ABL Charge Collateral. The indentures governing the Term Loan and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company’s fixed charge coverage so calculated on a 12-month trailing average ratio is below 2.0:1.0 for the 2017 Notes and is at or below 1.0:1.0 for the Term Loan. The company’s fixed charge coverage ratio under the 2017 Notes was 0.7:1.0 at September 30, 2015 (December 31, 2014 – 1.1:1.0) and under the Term Loan was 0.4:1.0 at September 30, 2015 (December 31, 2014 – 0.6:1.0).

The company cannot make any restricted payments including paying any dividends, except to the extent the balance in its restricted payments basket is positive. The restricted payments basket under the 2017 Notes was negative $89.9 million as at September 30, 2015 (December 31, 2014 – negative $75.8 million).

The security for the ABL Facility consists of a charge on accounts receivable, inventory and cash of the company (ABL Charge Collateral) and a charge on the 2017 Notes Charge Collateral. The interest rate on the ABL Facility is determined by the current market rate for that type of loan in addition to a spread that is based on the average availability for the prior fiscal quarter. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base as at September 30, 2015, is reduced by reserves for a landlord waiver reserve in respect of rent of approximately $2.9 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $2.1 million, a reserve for credit insurance deductibles of $3.3 million, a reserve of $1.6 million for employee source deductions, a reserve for negative mark-to-market for foreign currency exposure of $2.4 million, a reserve for vacation pay of $3.5 million and a reserve for workers compensation of $0.4 million. On September 30, 2015 the company had $81.2 million available under the ABL Facility after deducting outstanding drawings of $121.7 million and outstanding letters of credit of $22.1 million, before potential application of the springing fixed charge coverage ratio.

48	CATALYST PAPER 2015 THIRD QUARTER REPORT | UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The company was in compliance with its covenants under the ABL Facility and under each of the indentures governing its outstanding senior notes on September 30, 2015.

The company’s long-term debt is recorded at amortized cost. The following table contains information about management’s best estimate of the fair value of the company’s debt:

	September 30, 2015		December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Total debt	$490.5	$406.0	$329.1	$313.1

The fair value of the company’s long-term debt related to its senior notes is determined based on quoted market prices of identical debt instruments (level 1 fair value measurement). The fair value of the company’s debt related to the ABL Facility is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity (level 2 fair value measurements). In measuring fair value, the company incorporates credit valuation adjustments to reflect its own non-performance risk, where applicable.

13.	EMPLOYEE FUTURE BENEFITS

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment. Effective January 1, 2010, employees in the defined benefit plan ceased to accrue benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan. The company also maintains pension benefits for former hourly employees that are not covered by union pension plans. Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

The company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to employees. A description of changes to pension and other benefit plans can be found on pages 95 to 104 of the company’s 2014 Annual Report.

Employees hired pursuant to the purchase of the U.S. mills (note 4, Purchase of US Paper Mills) continue to be covered under the employee future benefit plans that existed prior to acquisition. Pension plans include defined benefit and defined contribution segments. The defined benefit plan is available to hourly employees hired before 2013. The defined contribution segment consists of a 401k plan and a profit share plan and is available to salaried and hourly employees.

For the three and nine months ended September 30, 2015, the company incurred total post-retirement benefit costs of $8.1 million and $24.9 million, respectively (three and nine months ended September 30, 2014 – $5.2 million and $16.2 million).

For the three and nine months ended September 30, 2015, the company contributed $8.1 million and $25.8 million, respectively (three and nine months ended September 30, 2014 - $7.0 million and $23.3 million) for employee future benefits which included cash contributed to the company’s funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributions to its defined contribution plans and cash contributed to its multi-employer industry-wide pension plans.

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Components of net periodic benefit cost recognized in the period were as follows:

	Three months ended September 30,		Nine months ended September 30,
Pension benefit plans	2015	2014	2015	2014
Defined benefit plan
Service cost for the period	$1.1	$0.2	$3.8	$0.8
Interest cost	3.1	3.4	9.3	10.2
Expected return on assets	(3.3)	(3.1)	(9.7)	(9.3)
Amortization of unrecognized items:
Actuarial losses	–	(0.1)	–	(0.3)
	0.9	0.4	3.4	1.4
Defined contribution plan
Service cost for the period	2.7	0.6	8.0	1.8
Multi-employer industry-wide pension plan service cost for the period	2.0	2.1	6.4	6.7
Net periodic benefit cost for pension benefit plans	$5.6	$3.1	$17.8	$9.9

	Three months ended September 30,		Nine months ended September 30,
Other post-retirement benefit plans	2015	2014	2015	2014
Service cost for the period	$0.7	$0.4	$1.9	$1.2
Interest cost	1.7	1.7	5.1	5.1
Actuarial losses	0.1		0.1
Net periodic benefit cost for other benefit plans	$2.5	$2.1	$7.1	$6.3

14.	Other long-term obligations

The components of other long-term obligations were as follows:

	September 30, 2015	December 31, 2014
Environmental and remedial	$10.4	$4.2
Snowflake union pension liability	9.8	10.1
Accrued workers’ compensation costs	6.0	–
Other	1.1	1.2
	$27.3	$15.5

50	CATALYST PAPER 2015 THIRD QUARTER REPORT | UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

15.	Other INCOME (EXPENSE), Net

The components of other income (expense), net were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Loss on derivative financial instruments	$(5.0)	$(1.6)	$(11.2)	$(0.8)
Gain on purchase of senior secured notes	‒	–	‒	1.4
Loss on redemption of Floating Rate Notes	‒	–	‒	(2.4)
Foreign exchange gain (loss) on working capital balances	(0.1)	2.8	3.7	1.7
Gain on disposal of non-core assets	–	2.1	–	2.4
Gain on sale of property, plant and equipment	2.6	0.1	2.6	–
Gain on purchase of U.S. mills (note 4)	1.7	–	43.9	–
Loss on settlement of Snowflake union pension liability	–	(1.2)	–	(1.2)
Other	–	0.1	2.8	0.1
	$(0.8)	$2.3	$41.8	$1.2

16.	INCOME TAXES

As part of the determination of the preliminary fair value of the assets acquired and liabilities assumed on the purchase of the U.S. mills on January 7, 2015, the company recognized a $26.7million deferred tax liability. See note 4, Purchase of U.S. Paper Mills for further discussion. As a result, the company was able to recognize the future tax benefit of U.S. tax losses and the reversal of the valuation allowance on deductible temporary differences of prior years.

As at September 30, 2015, the company has a valuation allowance on its deferred tax assets of $264.3 million (December 31, 2014 - $272.0 million). The effective rate for the quarter ended September 30, 2015 was 11.3% which was impacted by the recognition of the tax benefit of the losses. A description of the company’s income taxes can be found on pages 105 to 107 of the company’s 2014 Annual Report.

17.	Fair value measurement

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value.

Level 1

Quoted prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3

Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

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	September 30, 2015	December 31, 2014	Fair value hierarchy		Balance sheet classification
Liabilities
Currency contracts	$4.4	$1.9	2	(1)	Accounts payable and accrued liabilities

Fair value of the company’s derivatives are classified under Level 2 as they are measured as follows:

1	The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

The fair value of the company’s long-term debt and level within the fair value hierarchy is disclosed in note 12.

The following table presents information about the effects of the company’s derivative financial instruments not designated as hedging instruments on the company’s consolidated financial statements for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Gain (loss) on currency contracts related to revenue hedges	$(5.0)	$(1.6)	$(11.2)	$(0.8)

The carrying value of the company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

18.	Financial instruments

(a)	Financial Risk Management

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Financial instruments of the company also include derivatives which the company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk. A summary of the company’s financial risk management objectives can be found on page 112 to 115 of the company’s 2014 Annual Report.

The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing businesses and paper manufacturing businesses. Aging of receivables were as follows:

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	September 30, 2015	December 31, 2014
Trade receivables
Current	$141.0	$88.6
Past due 1-30 days	36.7	2.9
Past due 31-90 days	5.0	1.1
Past due over 90 days	5.0	9.5
	187.7	102.1
Allowance for doubtful accounts	(4.5)	(2.3)
Trade receivables, net	183.2	99.8
Other receivables, including sales tax recoverables	17.3	11.1
Accounts receivable (note 6)	$200.5	$110.9

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	September 30, 2015	December 31, 2014
Balance, beginning of period	$2.3	$1.8
Increase in provision	2.2	0.5
Balance, end of period	$4.5	$2.3

(b)	Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call
Term	Notional amount	Average rate US$/CDN$	Notional amount	Average rate US$/CDN$
As at September 30, 2015
0 to 12 months	$75.0	0.8350	$75.0	0.7770

At period-end exchange rates, the net amount the company would incur to settle the above contracts and options is $4.4 million (December 31, 2014 - $2.0 million). At September 30, 2015, purchased U.S. dollar put options and sold US dollar call options are marked to market, and the related gains and losses are recognized in other income.

At September 30, 2015, the company did not have any commodity swap agreements or commodity options outstanding.

19.	CONTINGENCIES

Charges Laid Pertaining to Powell River Effluent Releases

On March 12, 2015, charges were laid against us by Environment Canada following two separate incidents that took place at the company’s Powell River operations in September 2012. Both unrelated incidents were caused by unforeseen power failures which led to releases of cooling water and effluent, generally consisting of untreated waste water containing organic matter such as pulverized wood fibres. The company took immediate action to address these incidents when they occurred, and cooperated fully with Environment Canada during its investigations. The company has taken further steps and invested significant resources to prevent these types of incidents from happening again in the future. It is too early to assess the outcome of these charges.

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Unsuccessful Sales Tax Ruling

On February 4, 2015, the British Columbia Court of Appeal overturned the January 28, 2014, Supreme Court of British Columbia ruling in favour of Catalyst Paper in the company’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from Powell River Energy Inc. from 2001 through 2010. On October 21, 2015, the company filed an application for leave to appeal this decision with the Supreme Court of Canada.

These contingencies have not been accrued for in the financial results of the company as of September 30, 2015.

20.	sUBSEQUENT eVENTS

Imposition of Countervailing Duties

On October 13, 2015, the U.S. Department of Commerce (DOC) issued its Final Determination to impose countervailing duties on Canadian imports of supercalendered paper (SC paper), assigning a final “all-others” rate of 18.85% based on a weighted average of the final rates assigned to Port Hawkesbury Paper and Resolute Forest Products, the two companies for whom individual investigations were conducted. Following the DOC’s Final Determination, the U.S. International Trade Commission (ITC) will consider whether imports of SC paper from Canada have injured the U.S. industry. If the ITC reaches an affirmative determination, the DOC is expected to issue its Final Order on the case in early December 2015, after which time Catalyst intends to request an expedited review of its case by the DOC.

On July 28, 2015, the DOC issued its Preliminary Determination to impose countervailing duties on imports of Canadian supercalendered paper from Catalyst Paper and three other Canadian SC paper producers. Catalyst was assigned an “all-others” countervailing duty rate of 11.19%, the average rate of the two companies for whom individual investigations were conducted.

The imposition of countervailing duties may negatively impact the profitability of SC paper exports into the United States and our ability to compete against U.S. producers of SC paper. The company cannot estimate at this time what the future impact of these duties will be on its financial results.

21.	COMPARATIVE FIGURES

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

54	CATALYST PAPER 2015 THIRD QUARTER REPORT | UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS